Mason Industrial Technology, Inc.

110 E. 59th Street

New York, NY 10022

January 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Mason Industrial Technology, Inc.
Registration Statement on Form S-1
Filed January 12, 2021, as amended
File No. 333-252051

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mason Industrial Technology, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern time on Thursday, January 28, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Edward A. Rose III
Edward A. Rose III
Chief Executive Officer

cc:	Cadwalader, Wickersham & Taft LLP